CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

For the six months ended February 28, 2015 and 2014

(Stated in Canadian dollars)

(unaudited)

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditor has not reviewed these interim financial statements, notes to financial statements or the related quarterly Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - stated in Canadian dollars)

		February 28,	August 31
	Note	2015	2014

ASSETS

Current
Cash	5	$3,341,667	$4,181,474
Amounts receivable	6	156,626	343,205
Marketable securities	7	164,250	160,400
Advances and prepaid expenses	8	63,540	84,176
		3,726,083	4,769,255

Equipment	9	159,633	188,909
Exploration and evaluation assets	10	343,604	316,816
		$4,229,320	$5,274,980

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	11	217,561	208,012

Shareholders' equity
Share capital	12	29,667,503	29,667,503
Stock-based reserve		6,781,206	6,648,899
Warrant reserve		4,074,064	4,074,064
Accumulated other comprehensive loss		(170,517)	(93,808)
Deficit		(36,340,497)	(35,229,690)
		4,011,759	5,066,968
		$4,229,320	$5,274,980
Nature and continuance of operations	1
Subsequent event	15

These consolidated interim financial statements were approved for issue by the Audit Committee of the Board of Directors on April 22, 2015.

They are signed on the Company’s behalf by:

“Kenneth Cunningham”	“Kevin Nishi”
Kenneth Cunningham, Director	Kevin Nishi, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(Unaudited - stated in Canadian dollars)

		Three months ended		Six months ended
	Note	February 28, 2015	February 28, 2014	February 28, 2015	February 28, 2014
Expenses
Consulting		$30,948	$30,203	$61,895	$60,071
Depreciation		10,937	18,100	25,496	35,597
Directors fees		8,244	7,467	17,063	15,264
Exploration and evaluation expenditures	10	307,766	469,736	736,430	1,112,588
Exploration and evaluation expenditure recoveries	10	(87,039)	(181,110)	(266,967)	(421,465)
Foreign exchange		14,649	(28,966)	3,938	(26,446)
Insurance		7,272	8,955	14,927	20,006
Investor relations		15,183	16,906	36,348	36,792
Management fees earned		(31)	(201)	(825)	(597)
Office rent, telephone, secretarial, sundry		61,610	39,628	82,872	70,901
Professional fees		8,773	4,406	10,160	6,023
Stock-based compensation	12	7,008	14,418	132,307	83,941
Travel and business promotion		12,299	17,844	42,729	61,085
Transfer agent, filing and regulatory fees		28,026	25,073	32,086	32,496
Wages and benefits		111,116	148,790	207,353	384,178
		(536,761)	(591,249)	(1,135,812)	(1,470,434)

Interest earned		11,064	19,373	24,066	40,317
Write-off of exploration and evaluation assets	10	(15,555)	-	(15,555)	-
Gain / (Loss) on disposal of equipment		15,317	-	16,494	-
Gain / (Loss) on sale of marketable securities		-	-	-	(38,000)
		10,826	19,373	25,005	2,317
Loss for the period		(525,935)	(571,876)	(1,110,807)	(1,468,117)
Items that may be reclassified subsequently to profit or loss
Unrealized gain (loss) on marketable securities, net of tax effect		6,250	72,000	3,850	106,150
Foreign currency translation differences for foreign operations		(48,524)	(28,616)	(80,559)	(31,191)
Comprehensive loss for the period		$(568,209)	$(528,492)	$(1,187,516)	$(1,393,158)
Basic and diluted loss per common share		$(0.01)	$(0.01)	$(0.01)	$(0.02)
Weighted average number of common shares outstanding		74,140,252	74,040,252	74,140,252	74,040,252

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - stated in Canadian dollars)

	Six months ended
	February 28, 2015	February 28, 2014
Cash provided from (used for):

Operating activities
Loss for the period	$(1,110,807)	$(1,468,117)
Items not affecting cash:
Depreciation	25,496	35,597
Unrealized foreign exchange (gain) loss	(166,760)	(59,434)
Write-off of exploration and evaluation assets	15,555	-
Stock-based compensation	132,307	83,941
Loss (gain) on disposal of equipment	(16,494)	-
Loss (gain) on sale of marketable securities	-	38,000
Change in non-cash working capital items:
Amounts receivable	186,579	81,478
Advances and prepaid expenses	20,636	422
Accounts payable and accrued liabilities	9,549	(178,140)
	(903,939)	(1,466,253)

Investing activities
Exploration and evaluation asset acquisitions	-	(163,840)
Proceeds from sale of equipment	32,847	-
Proceeds from sale of marketable securities	-	2,000
Equipment purchases	(2,094)	(2,000)
	30,753	(163,840)

Effect of foreign exchange on cash	33,379	13,026

Change in cash for the period	(839,807)	(1,617,067)

Cash, beginning of the period	4,181,474	7,116,543

Cash, end of the period	$3,341,667	$5,499,476

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - stated in Canadian dollars)

			Reserves		Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve	Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, August 31, 2013	74,040,252	$29,652,503	$6,535,486	$4,074,064	$(23,224)	$(117,255)	$(32,477,600)	$7,643,974

Stock-based compensation	-	-	83,941	-	-	-	-	83,941
Comprehensive loss for the period	-	-	-	-	(31,191)	106,150	(1,468,117)	(1,393,158)

Balance, February 28, 2014	74,040,252	$29,652,503	$6,619,427	$4,074,064	$(54,415)	$(11,105)	$(33,945,717)	$6,334,757

			Reserves		Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve	Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, August 31, 2014	74,140,252	$29,667,503	$6,648,899	$4,074,064	$(37,703)	$(56,105)	$(35,229,690)	$5,066,968

Stock-based compensation	-	-	132,307	-	-	-	-	132,307
Comprehensive loss for the period	-	-	-	-	(80,559)	3,850	(1,110,807)	(1,187,516)

Balance, February 28, 2015	74,140,252	$29,667,503	$6,781,206	$4,074,064	$(118,262)	$(52,255)	$(36,340,497)	$4,011,759

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended February 28, 2015
(Unaudited - stated in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly-traded company incorporated under the laws of the Province of British Columbia. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The corporate office of the Company is Unit 1 - 15782 Marine Drive, White Rock, B.C., V4B 1E6. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of mineral resource projects in the United States and Colombia. The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The operations of the Company will require various licenses and permits from various governmental authorities which are or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Management believes that the Company’s cash on hand at February 28, 2015, is sufficient to finance exploration activities and operations through the next twelve months. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and follow the same accounting policies and methods of application as our annual financial statements. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with our annual financial statements for the year ended August 31, 2014.

1

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended February 28, 2015
(Unaudited - stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar. The functional currency of all of the Company’s Canadian subsidiaries and their respective Colombian Branch operations is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

d)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended August 31, 2014.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended August 31, 2014.

New standards, interpretations and amendments yet to be effective:

i.	Effective for annual periods beginning on an undetermined date, proposed January 1, 2018.

New standard IFRS 9 Financial Instruments
Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard simplifies the current measurement model for financial instruments under IFRS and establishes two measurement categories for financial assets: amortized cost, and fair value. The existing IAS 39 categories of loans and receivables, held to maturity investments, and available for sale financial assets will be eliminated.

The Company has not early adopted this revised standard and is currently assessing the impact that this standard could have on future financial statements.

2

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended February 28, 2015
(Unaudited - stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of Financial Assets and Financial Liabilities: All financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities, and the classification of the financial instruments is consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2014. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	February 28, 2015	August 31, 2014
Cash	FVTPL	$3,341,667	$4,181,125
Amounts receivable	Loans and receivables	156,626	343,205
Marketable securities	Available-for-sale	164,250	160,400
Advances	Loans and receivables	21,164	22,949
Accounts payable and accrued liabilities	Other liabilities	217,561	208,012

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair Value of Marketable Securities:

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at February 28, 2015
	Level 1	Level 2	Level 3
Cash	$3,341,667	$-	$-	$3,341,667
Available-for-sale securities	164,250	-	-	164,250
Total	$3,505,917	$-	$-	$3,505,917

Financial Risk Management: All aspects of the Company’s risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2014.

3

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended February 28, 2015
(Unaudited - stated in Canadian dollars)

5.	CASH

	As at February 28, 2015	As at August 31, 2014
Canadian dollar denominated deposits	$2,884,142	$4,017,125
US dollar denominated deposits	398,734	61,901
Colombian Peso denominated deposits held in Colombia	58,791	102,448
Total	$3,341,667	$4,181,474

6.	AMOUNTS RECEIVABLE

	As at February 28, 2015	As at August 31, 2014
Amounts due from funding partners	$145,398	$332,359
Amounts due from the Government of Canada pursuant to GST input tax credits	5,844	2,075
Other amounts receivable	5,384	8,771
Total	$156,626	$343,205

7.	MARKETABLE SECURITIES

At February 28, 2015, the Company had the following marketable securities recognized at fair value:

			August 31, 2014	February 28, 2015
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the six month period ended	Accumulated unrealized holding gains (losses)	Fair Value at February 28 2015
Publicly traded companies:
NuLegacy Gold Corporation (“NuLegacy”)	250,000	$50,313	$(12,813)	$(11,250)	$(24,063)	$26,250
Red Eagle Mining Corporation (“Red Eagle”)	300,000	147,792	(43,292)	19,500	(23,792)	124,000
Prism Resources Inc. (“Prism”)	200,000	18,400	-	(4,400)	(4,400)	14,000
		$216,505	$(56,105)	$3,850	$(52,255)	$164,250

4

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended February 28, 2015
(Unaudited - stated in Canadian dollars)

8.	ADVANCES AND PREPAID EXPENSES

	As at February 28, 2015	As at August 31, 2014
Advances held by employees in the USA	$5,001	$4,349
Advances held by employees and suppliers in Colombia	16,163	18,600
	21,164	22,949
Prepaid expenses in Canada	17,298	34,173
Prepaid expenses in the USA	24,520	26,291
Prepaid expenses in Colombia	558	763
Total	$63,540	$84,176

9.	EQUIPMENT

	Canada	United States			Colombia		TOTAL
	Computer Equipment	Computer Equipment	Furniture and fixtures	Field equipment	Computer Equipment	Field equipment

Cost
At August 31, 2014	$24,324	$219,569	$18,706	$248,293	$83,780	$120,056	$714,728
Assets acquired	-	-	-	-	2,094	-	2,094
Assets disposed of	-	-	-	(41,482)	-	(41,494)	(82,976)
Foreign exchange adjustment	-	32,917	2,805	31,003	-	-	66,725
At February 28, 2015	$24,324	$252,486	$21,511	$237,814	$85,874	$78,562	$700,571

Accumulated depreciation
At August 31, 2014	$22,299	$191,035	$14,624	$181,718	$55,332	$60,811	$525,819
Depreciation for the period	280	3,351	436	4,573	5,892	10,964	25,496
Assets disposed of	-	-	-	(30,016)	-	(34,878)	(64,894)
Foreign exchange adjustment	-	28,988	2,226	23,303	-	-	54,517
At February 28, 2015	$22,579	$223,374	$17,286	$179,578	$61,224	$36,897	$540,938

Carrying amounts
At August 31, 2014	$2,025	$28,534	$4,082	$66,575	$28,448	$59,245	$188,909

At February 28, 2015	$1,745	$29,112	$4,225	$58,236	$24,650	$41,665	$159,633

5

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended February 28, 2015
(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS

Miranda acquires mineral properties through application, staking and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”) or underlying lease payments. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests and cash, and share based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Exploration and evaluation assets at February 28, 2015, are as follows:

	August 31, 2014	Additions	Recoveries	Write-off of assets	Effect of movement in exchange rates	February 28, 2015
Nevada:
Iron Point	$52,979	$-	$-	$-	$7,942	$60,921
Kibby Flat	10,189	-	-	-	1,528	11,717
Mustang	56,184	-	-	-	8,423	64,607
Red Canyon	-	-	-	-	-	-
Red Hill	-	-	-	-	-	-
	119,352	-	-	-	17,893	137,245
Alaska:
Willow Creek	163,095	-	-	-	24,450	187,545

Colombia:
Cerro Oro	-	-	-	-	-	-
Minagrande	15,555	-	-	(15,555)	-	-
Oribella	18,814	-	-	-	-	18,814
Pavo Real	-	-	-	-	-	-
	34,369	-	-	(15,555)	-	18,814
	$316,816	$-	$-	$(15,555)	$42,343	$343,604

6

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended February 28, 2015
(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Details on the Company’s exploration and evaluation assets and expenditures are found in Note 10 of the August 31, 2014, consolidated financial statements and only material differences to those agreements or new agreements are noted herein.

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the six month period ended February 28, 2015, and 2014 are as follows:

	Six months ended February 28, 2015			Six months ended February 28, 2014
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Big Blue	$13,989	$-	$13,989	$56,238	$-	$56,238
East Spruce	-	-	-	11,701	-	11,701
General exploration	9,380	-	9,380	88,656	-	88,656
Iron Point	16,263	-	16,263	52,148	-	52,148
Kibby Flat	12,275	-	12,275	35,103	-	35,103
Mustang	17,162	-	17,162	31,446	-	31,446
Red Canyon	-	-	-	108,976	(108,306)	670
Red Hill	16,766	-	16,766	21,508	-	21,508
Redlich	-	-	-	14,746	-	14,746
	85,835	-	85,835	420,522	(108,306)	312,216

Alaska:
Willow Creek	68,872	-	68,872	115,757	-	115,757

Colombia:
Alliance expenditures	319,451	(223,616)	95,835	447,987	(313,159)	134,828
General exploration	218,921	-	218,921	128,322	-	128,322
Prism Option	43,351	(43,351)	-	-	-	-
	581,723	(266,967)	314,756	576,309	(313,159)	263,150
Total	$736,430	$(266,967)	$469,463	$1,112,588	$(421,465)	$691,123

7

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended February 28, 2015
(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Willow Creek, Willow Creek mining district, Alaska

The Company signed an exploration and option to joint venture agreement (the “Agreement”) with Gold Torrent, Inc. (“Gold Torrent”) on its Willow Creek project (the “Property”) in Alaska, effective November 5, 2014. The Agreement replaces the letter of intent announced on August 6, 2014.

The Agreement provides for the exploration for and possible development of mining of minerals on the Property, the grant to Gold Torrent of the option and right to earn an interest in the Property and to form a limited liability joint venture (the “Joint Venture”) on Gold Torrent completion of its initial work obligation in the amount of US$1,070,000 (the “Initial Earn-in Obligation”) by November 5, 2015. On Gold Torrent’s performance of the Initial Earn-In Obligation, Gold Torrent shall have the option to acquire a vested undivided twenty percent (20%) interest in the Property and form the joint venture. Miranda and Gold Torrent will then execute and deliver to each other a definitive mining venture agreement for the formation of the joint venture based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5 Development and Mining Limited Liability Company Agreement (“Mining Venture Agreement”) which shall incorporate the terms and conditions in the Agreement. The Mining Venture shall be an Alaska limited liability company.

Earn-In Deadline	“Earn-In Amount”	Cumulative “Earn-In Amount”	Participating Interest
November 5th, 2015	US$ 1,070,000	US$ 1,070,000	20%
November 5th, 2016	US$ 2,440,000	US$ 3,510,000	45%
November 5th, 2017	US$ 6,490,000	US$10,000,000	70%

The parties will proportionately fund any capital expenditures in excess of US$10,000,000 (the “Excess Capital”). Miranda will receive 10% of the distributable cash flow of the Joint Venture until Gold Torrent is repaid its Cumulative Earn-in Amount, Miranda will then receive 20% of the distributable cash flow of the Joint Venture until Gold Torrent is repaid its share of Excess Capital and finally 30% of the cash flow thereafter.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at February 28, 2015	As at August 31, 2014
Trade and other payables in Canada	$16,826	$53,815
Trade and other payables in the USA	1,562	83,332
Trade and other payables in Colombia	48,192	36,092
Funding partner funds held	118,199	-
Amounts payable and accrued liabilities to related parties	32,782	34,773
Total	$217,561	$208,012

8

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended February 28, 2015
(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2015

There were no share issuances during the six-month period ended February 28, 2015.

Fiscal 2014

There were no share issuances during the six-month period ended February 28, 2014.

c)	Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants. The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

The continuity for stock options for the six-month period ended February 28, 2015, is as follows:

Expiry date	Exercise price	Balance, August 31, 2014	Granted	Exercised	Expired	Balance, February 28, 2015
September 26, 2015	$0.560	1,435,000	-	-	(115,000)	1,320,000
December 1, 2015	$0.690	50,000	-	-	-	50,000
October 21, 2016	$0.400	1,510,000	-	-	(105,000)	1,405,000
September 24, 2017	$0.305	1,345,000	-	-	(75,000)	1,270,000
October 17, 2018	$0.155	1,142,500	-	-	(125,000)	1,017,500
September 3, 2019	$0.145	-	1,340,000	-	-	1,340,000
February 16, 2020	$0.145	-	100,000	-	-	100,000
		5,482,500	1,440,000	-	(420,000)	6,502,500

Weighted average exercise price		$0.370	$0.145	$-	$0.354	$0.321

As at February 28, 2015, the weighted average remaining contractual life of the options outstanding was 2.6 years.

As at February 28, 2015, all of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.321. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at February 28, 2015, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of February 28, 2015, being $0.10.

9

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended February 28, 2015
(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

d)	Stock-Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.

Fiscal 2015

During the six-month period ended February 28, 2015, the Company recorded $132,307 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted October 17, 2013, of $7,530;
b)	immediate vesting of the 1,340,000 options granted September 3, 2014 of $117,769; and
c)	immediate vesting of the 100,000 options granted February 16, 2015 of $7,008

The fair value of the 1,340,000 options granted on September 3, 2014, was determined using a risk free interest rate of 1.45%, an expected volatility ranging from 84.03% to 84.67%, an expected life of ranging from 3.81 to 3.97 years, and an expected dividend of zero for a total fair value of $117,769 or $0.088 per option. The fair value of the 100,000 options granted on February 16, 2015, was determined using a risk free interest rate of 0.65%, an expected volatility of 95.11%, an expected life of 3.81 years, and an expected dividend of zero for a total fair value of $7,008 or $0.0701 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

Fiscal 2014

During the six-month period ended February 28, 2014, the Company recorded $83,941 in stock-based compensation expense for options vesting in the period as follows:

d)	vesting portion of options granted October 17, 2013, of $73,271; and
e)	vesting portion of options granted September 24, 2012, of $10,670.

The fair value of the 1,142,500 options granted on October 17, 2013, was determined using a risk free interest rate of 1.73%, an expected volatility ranging from 79.34% to 85.25%, an expected life of ranging from 3.81 to 4.97 years, and an expected dividend of zero for a total fair value of $110,273 or $0.097 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the six months ended February 28, 2015, is as follows:

Expiry date	Exercise price	Balance, August 31, 2014	Issued	Exercised	Expired	Balance, February 28, 2015
December 19, 2017	$0.375	20,835,800	-	-	-	20,835,800
		20,835,800	-	-	-	20,835,800

Weighted average exercise price		$0.375	$-	$-	$-	$0.375

On December 16, 2014, the Company amended the price escalation of the outstanding share purchase warrants. The original terms of the warrants required that the exercise price of $0.375 would increase to $0.50 on December 19, 2014, and remain at that price until expiry. The Company amended the warrant exercise price so it would remain at $0.375 until expiry. In addition, the original terms of the warrants contained an escalated and accelerated expiry based on a 20-day volume weighted average price model which was also amended so as to remain at $0.50 for the life of the warrants.

10

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended February 28, 2015
(Unaudited - stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited (“GO”)	Consulting as CFO, Corporate Secretary, corporate compliance services and financial reporting
Mine Development Associates (“MDA”)	Geology & geo-technical consulting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

	Three months ended		Six months ended
	February 28, 2015	February 28, 2014	February 28, 2015	February 28, 2014
Consulting fees - GO	$30,948	$29,757	$61,895	$59,514
Consulting fees - MDA	1,746	-	1,746	-
Office and general expenses	919	1,877	2,559	2,882
Total	$33,613	$31,634	$66,200	$62,396

Advances held by related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

A director and officer of the Company holds a 10% interest in Nevada North Resources (USA) Inc.’s interest in the Red Hill property lease.

The Company and Red Eagle were related parties in fiscal 2014 and early 2015, in that they had directors in common, being Ken Cunningham and Ian Slater.

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed in Note 13(a), during the six-month period ended February 28, 2015, and 2014 were as follows:

	Three months ended		Six months ended
	February 28, 2015	February 28, 2014	February 28, 2015	February 28, 2014
Consulting fees	$32,694	$29,757	$63,641	$59,514
Salaries and directors fees (1)	116,826	103,122	234,099	205,771
Share based compensation	7,008	9,726	94,755	56,120
Total	$156,528	$142,605	$392,495	$321,405

(1) – a portion of Joseph Hebert’s salary is included in exploration and evaluation expenditures

11

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended February 28, 2015
(Unaudited - stated in Canadian dollars)

14.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: Nevada and Alaska projects in the United States; and projects in Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of equipment; the exploration and evaluation assets; and geographical exploration expenditures.

15.	SUBSEQUENT EVENT

Subsequent to February 28, 2015, the Company signed a purchase and sale agreement with European Uranium Resources Ltd. (“EUU”) to sell a 100% interest in Miranda’s Mustang, Iron Point and Kibby Flat projects (the “Properties”) and the assignment and assumption of Miranda’s mining lease on the Red Hill project (the “Lease”), all located in Nevada (the “Agreement”).

Prior to closing the Agreement, EUU intends to consolidate its shares on an up to 4 old for 1 new basis and change its name to Reyes Resources Inc. Immediately after the shares are consolidated, EUU intends to concurrently settle certain debts with shares, close a non-brokered part-and-parcel private placement financing to raise a minimum of $1,000,000 and up to $2,000,000 (the “Ancillary Transactions”) and concurrently close the Agreement.

Closing of the Agreement is conditional on closing of the Ancillary Transactions. On closing the Agreement, EUU will issue to Miranda 8% of the then issued and outstanding shares of EUU after that issue, and following the closing of the Ancillary Transactions. On closing the Agreement Miranda will transfer the Properties to EUU and execute the assumption and assignment of the Lease to EUU. Miranda will retain a 2% net smelter returns royalty (“NSR”) on each of the Mustang, Iron Point and Kibby Flat projects and a 1% NSR on the Red Hill project. Pursuant to the Agreement, EUU will be obligated to complete a drill program on one of the four properties within the first agreement year at a cost of not less than US$150,000 and payment of the May 27, 2015 advance minimum royalty payment pursuant to the Lease.

12

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2015

The following is management’s discussion and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes thereto for the six months ended February 28, 2015 (the “Financial Report”), and with the audited consolidated financial statements for the years ended August 31, 2014, and 2013 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Financial Report prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The MD&A contains information to April 22, 2015.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Nevada, Alaska, and Colombia, with an emphasis on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.

The highlights of the Company’s activities in the three months ended February 28, 2015, and up to the date of this MD&A, include:

•
On December 16, 2014, the Company amended the price escalation of the outstanding share purchase warrants. The original terms of the warrants required that the exercise price of $0.375 would increase to $0.50 on December 19, 2014, and remain at that price until expiry. The Company amended the warrant exercise price so it would remain at $0.375 until expiry. In addition, the original terms of the warrants contained an escalated and accelerated expiry based on a 20-day volume weighted average price model which was also amended so that the trigger price would remain at $0.50 for the life of the warrants rather than escalating to $0.75; and

•
On March 2, 2015, the Company signed a purchase and sale agreement with European Uranium Resources Ltd. (“EUU”) to sell a 100% interest in Miranda’s Mustang, Iron Point and Kibby Flat projects (the “Properties”) and the assignment and assumption of Miranda’s mining lease on the Red Hill project (the “Lease”), all located in Nevada (the “Agreement”). Miranda plans to sell and/or assign its interest in the four properties for an 8% equity interest in EUU (subject to its reorganization), the retention of a royalty interest (NSR) ranging from 1% to 2% in all four properties and the commitment by EUU of conducting a modest drill program on the Mustang property. Closing of the Agreement is subject to EUU closing several other transactions including: a share consolidation; a shares-for-debt settlement with certain creditors; and the closing of a part-and-parcel private placement financing for a minimum $1,000,000.

Miranda Gold Corp.
Management Discussion and Analysis
for the six months ended February 28, 2015

Alaska – Willow Creek project

The Company has filed an NI 43-101 compliant technical report supporting the independently estimated initial resource for the Coleman deposit within the Company’s Willow Creek project, Alaska.

As announced on September 11, 2014, the highlights of the estimate are:

•
Measured and Indicated resource of 62,100 troy ounces gold contained in 78,700 tonnes at an average grade of 24.6 grams per tonne using a cutoff of 7.0 grams per tonne. An additional 4,100 troy ounces contained in 5,300 tonnes at an average grade of 24.2 grams per tonne are reported using a cutoff of 7.0 grams per tonne in the Inferred category;

•	Resource estimate is for the upper Coleman deposit and is based on assays from 132 diamond core holes that were drilled from the surface between 2005-2009;

•	The resource is up-dip of the historic Coleman workings within veins that vary in thickness from 0.25 to 3.5m and average 0.83m;

•	The resource is very compact with dimensions of approximately140m by 182m;

•	There is good potential to increase the size of the deposit by exploring areas down-dip, and both east and west along strike of the Coleman deposit;

•	The resource occurs on patented claims with permits to be issued by the State of Alaska; and

•	The Willow Creek project lies 60 kilometers north of Anchorage with direct access by 166 kilometers of well-maintained roads.

The report is titled “Technical Report on the Willow Creek Project, Matanuska-Susitna Borough, Alaska” prepared by Dave Linebarger of Linebarger Consulting LLC with an effective date of July 1, 2014, and is available on SEDAR and also on the Company’s website. Mr. Dave Linebarger is the independent Qualified Person within the meaning of NI43-101 for the purposes of mineral resource estimates contained within the above section of the MD&A.

Project Details

At the Willow Creek project, gold is found in low-sulfide mesothermal quartz veins within an east-west, shallow, north-dipping, shear zone. The Willow Creek project is held by Miranda under an 80-year lease from Alaska Hardrock Inc. and lies approximately 166 km north of Anchorage by road. The project area is east of the town of Willow and can be accessed by a well maintained gravel road. The project covers the majority of the historical Willow Creek mining district and contains 75 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 8,700 acres (3,520 hectares). Numerous historical mines occur on the property including the Lucky Shot, Coleman, War Baby, Nippon and Gold Bullion Mines. Gold is commonly coarse and associated with banded tellurides and minor sulfide.

Historic production from land controlled by Miranda is estimated at greater than 500,000 ounces at 1.2 oz Au/t (41.14 g Au/t), primarily from three closed-spaced mines developed on the Lucky Shot vein. Miranda thinks that other high-grade mineralized shoots are likely to occur near other historic mines.

2

Miranda Gold Corp.
Management Discussion and Analysis
for the six months ended February 28, 2015

Definitive Agreement with Gold Torrent

The Company signed an exploration and option to joint venture agreement (the “Agreement”) with Gold Torrent, Inc. (“Gold Torrent”) on its Willow Creek project (the “Property”) in Alaska, effective November 5, 2014. The Agreement replaces the letter of intent announced on August 6, 2014.

The Agreement provides for the exploration for and possible development of mining of minerals on the Property, the grant to Gold Torrent of the option and right to earn an interest in the Property and to form a limited liability joint venture (the “Joint Venture”) on Gold Torrent completion of its initial work obligation in the amount of US$1,070,000 (the “Initial Earn-in Obligation”) by November 5, 2015. On Gold Torrent’s performance of the Initial Earn-In Obligation, Gold Torrent shall have the option to acquire a vested undivided twenty percent (20%) interest in the Property and form the joint venture. Miranda and Gold Torrent will then execute and deliver to each other a definitive mining venture agreement for the formation of the joint venture based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5 Development and Mining Limited Liability Company Agreement (“Mining Venture Agreement”) which shall incorporate the terms and conditions in the Agreement. The Mining Venture shall be an Alaska limited liability company.

Earn-In Deadline	“Earn-In Amount”	Cumulative “Earn-In Amount”	Participating Interest
November 5th, 2015	US$ 1,070,000	US$ 1,070,000	20%
November 5th, 2016	US$ 2,440,000	US$ 3,510,000	45%
November 5th, 2017	US$ 6,490,000	US$10,000,000	70%

The parties will proportionately fund any capital expenditures in excess of US$10,000,000 (the “Excess Capital”). Miranda will receive 10% of the distributable cash flow of the Joint Venture until Gold Torrent is repaid its Cumulative Earn-in Amount, Miranda will then receive 20% of the distributable cash flow of the Joint Venture until Gold Torrent is repaid its share of Excess Capital and finally 30% of the cash flow thereafter.

Recent soil and rock sampling undertaken between the Murphy vein and the Gold Bullion Mine, 2 kilometers (1.25 miles) distant, indicate multiple parallel veins in an area that has received no modern exploration. If confirmed by trenching and drilling, these veins could be delineated and potentially mined simultaneously with the Coleman area to significantly increase the initial production profile.

Gold Torrent’s upcoming plans and expected milestones for 2015

Gold Torrent advises us that it plans to fast-track the Coleman deposit into production in 24 to 30 months. They state that initial production estimates are for 21,000 ounces of gold annually from the mining and milling of 150 tons per day. Gold Torrent states that they anticipate achieving +80% recovery through gravity (tables and spiral concentrators) without the use of chemicals which should expedite permitting. Their stated expected milestones for 2015 include:

•	A new resource estimate based on independent review and modeling of deposit. This report is anticipated within two months and the expectation is that the resource will increase in size;

•
Completion of a Preliminary Feasibility Study by mid-2015. This document will provide both Gold Torrent and Miranda insight into the capital and operating costs, cash flows and internal rate of return of mining the Coleman deposit;

•	Mine planning. Gold Torrent is in the process of determining the optimum method to access the Coleman deposit for the least amount of capital;

•	Life of Mine production scheduling;

3

Miranda Gold Corp.
Management Discussion and Analysis
for the six months ended February 28, 2015

•	Mill process design and location;

•	Initiate all aspects of permitting including baseline studies, water, air, and discussions with local communities and area stakeholders; and

•	Possible rehabilitation of the Enserch tunnel to access the Lucky Shot vein system for production and drilling.

Gold Torrent advises that, while no drilling is planned for 2015, modeling of the old underground workings and underground samples will provide exploration targets for 2016. Both parties agree that with the rehabilitation of the Enserch tunnel, targets can be best drilled from underground drill stations.

Colombia

Oribella

Miranda submitted a “Target Report” to Agnico Eagle Mines Limited (“Agnico”) in the Fall of 2014, as the first step towards possible acceptance of Oribella as a “Designated Property” pursuant to the Strategic Alliance agreement. Pursuant to the agreement, Agnico can: (1) accept it as a joint venture whereby they would be solely responsible for funding future exploration; (2) reject the project at which time Miranda can seek a 3rd party joint venture; or (3) request that specific additional work be done to demonstrate that the property has the size potential to be of interest to Agnico. Agnico has requested trenching and channel sampling to demonstrate continuity of mineralization (gold and copper) prior to considering Oribella as a Designated Property. This work is underway and once samples are assayed, a revised report will be submitted to Agnico.

Miranda also recently met with the president of the Agencia National de Mineria (ANM) to request assistance in obtaining a license for the northern part of the property which is currently held under a mining application.

Cerro Oro

Cerro Oro is a low-sulfidation epithermal gold system that lies approximately 14 km southwest of the 14-million-once Marmato mine. Currently, Miranda is conducting a “Consulta Previa” or “consultation” with local and indigenous peoples near the project as a requirement of the Colombian mining law. Once this permit is obtained, a mapping, trenching and a soil sampling program funded by Prism Resources Inc. (“Prism”) will begin with the aim of delineating drill targets for the 2016 season. It is expected that Prism will commission a technical report on the property.

Pavo Real

Red Eagle Mining Corp. (“Red Eagle”) recently terminated the joint venture agreement at Pavo Real in order to focus its time and treasury on permitting and building its San Ramon underground mine. Red Eagle drill tested several target areas at Pavo Real and conducted property wide geochemical surveys, spending $4 million on the project and meeting its obligations to Miranda. Soil sampling on the south end of the property produced a large untested gold anomaly and Miranda is seeking a new partner to drill test this area.

4

Miranda Gold Corp.
Management Discussion and Analysis
for the six months ended February 28, 2015

Prospect generator / joint venture model

Miranda continues to adhere to the prospect generator model and, as a result, has agreements for the following, in both North and South America:

•
Agnico will fund 70% (Miranda 30%) of programs under a Strategic Alliance agreement. Funds are allocated toward project generation in the Antioquia Department of Colombia. Miranda is the operator. If a “Designated Property” is accepted into a joint venture by Agnico, Agnico could earn up to a 70% interest in that project by sole funding work programs until it earns its interest. Additional work is being conducted to determine if Oribella will be qualified as a Designated Property by Agnico.

•
Prism is funding an initial exploration program at the Cerro Oro project in the Caldas Department of Colombia. Miranda is also operator of this project. The 2015 program will comprise permitting and property wide geochemical and geologic surveys.

•
Gold Torrent is designing and permitting a small high-grade underground mine at the Willow Creek, Alaska project. A new NI 43-101 Resource Estimate and Preliminary Feasibility Study will be highlights of this year’s program.

•	Montezuma Mines Inc. is planning to fund a drill project at the Red Canyon property pending finalization of joint venture terms.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Joseph Hebert, B.S.Geo. C.P.G., a Qualified Person as defined by National Instrument 43-101.

Results of Operations for the six months ended February 28, 2015 and 2014

The Company incurred a loss of $1,110,807 in the six months ended February 28, 2015 (February 28, 2014 - $1,468,117).

Significant cash expenditure differences between the periods include:

•
Exploration and evaluation expenditures in Nevada, Alaska and Colombia are detailed in Note 10 to the Financial Report. Gross exploration expenditures in the current six-month period were $736,430 with $266,967 of recoveries from funding partners for a net expenditure of $469,463. This compares to gross expenditures of $1,112,588 with $421,465 of recoveries from funding partners for a net expenditure of $691,123 in the six months ended February 28, 2014;

•
Investor relations, travel and business promotion totaled $79,077 (2013 - $97,877). The travel expense in fiscal 2015 continues to be curtailed (February 28, 2015 - $42,729 vs. February 28, 2014 - $61,085), however, travel still includes: attendance at selected conferences; presentations and one-on-one meetings with brokers and analysts; and some corporate relations trips;

•	Office rent, telephone, secretarial, and sundry costs totaled $82,872 (2014 - $70,901), including corporate development training; and

•
Wages and benefits totaled $207,353 for the six months ended February 28, 2015 (2014 - $384,178). This $176,825 variance is principally due to the termination benefit costs for the staff reductions in Elko, Nevada that occurred in the first quarter of 2014 of approximately $155,000.

5

Miranda Gold Corp.
Management Discussion and Analysis
for the six months ended February 28, 2015

Non-cash expenditures for the six months ended February 28, 2015, include:

•
Stock-based compensation $132,307 (2014 - $83,941). The increase in fiscal 2015 is due to the granting of 1,440,000 stock options this fiscal year with immediate vesting, and an average grant-date fair value of $117,281 (average $0.0814 per option); while in fiscal 2014, the $83,941, in part, represents the granting of 1,575,000 stock options with a grant-date fair value of $308,321 (average $0.196 per option) and the requisite vesting of those options. The 2014 grant of options vested as to 50% on grant, and 50% one year from grant, while the 2015 grant vested immediately.

Results of Operations for the three months ended February 28, 2015 and 2014

The Company incurred a loss of $525,935 in the three months ended February 28, 2015 (February 28, 2014 - $571,876).

Significant cash expenditure differences between the periods include:

•
Gross exploration expenditures in the current three-month period were $307,766 with $87,039 of recoveries from funding partners for a net expenditure of $220,727. This compares to gross expenditures of $469,736 with $181,110 of recoveries from funding partners for a net expenditure of $288,626 in the three months ended February 28, 2014. This difference is generally due to the current reduction in spending in Nevada, and the greater focus on Colombia;

•
Investor relations, travel and business promotion totaled $27,482 (2013 - $34,750). The travel expense in Q2 of fiscal 2015 continues to be curtailed (February 28, 2015 - $12,299 vs. February 28, 2014 - $17,844), however, travel still includes: attendance at selected conferences; presentations and one-on-one meetings with brokers and analysts; and some corporate relations trips;

•
Office rent, telephone, secretarial, and sundry costs totaled $61,610 (2014 - $39,628), including approximately $20,000 of corporate development training in the three-month period ended February 28, 2015; and

•
Wages and benefits totaled $111,116 for the three months ended February 28, 2015 (2014 - $148,790). This $37,674 favorable variance is primarily due to the staff reductions in Elko, Nevada, including the associated reduced fringe benefit costs.

6

Miranda Gold Corp.
Management Discussion and Analysis
for the six months ended February 28, 2015

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	February 28, 2015 $	November 30, 2014 $	August 31, 2014 $	May 31, 2014 $	Feb 28, 2014 $	Nov 30, 2013 $	August 31, 2013 $	May 31, 2013 $

Revenue	nil	nil	nil	nil	nil	nil	nil	nil

Net loss for the period	(525,935)	(584,872)	(627,848)	(654,947)	(571,876)	(896,241)	(852,548)	(566,055)

Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact. The Company currently defers its mineral property acquisition costs. The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the option to joint venture business model to its operations. Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement. It then seeks partners to option to joint-venture its projects in order to have those partners fund the exploration of the project to earn an interest. In some agreements the Company receives common stock and/or cash option payments as a portion of the partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses. Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses. The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2015 fiscal year with cash of $4,181,474. In the six months ended February 28, 2015, the Company expended $903,939 on operating activities; received $32,847 proceeds on sale of surplus equipment and expended $2,094 on new equipment purchases; with a $33,379 positive effect of foreign exchange on cash, to end on February 28, 2015, with $3,341,667 in cash.

At the date of this MD&A, the Company has 6,502,500 stock options outstanding, all of which are exercisable, and 20,835,800 outstanding share purchase warrants. Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these instruments. None of these securities are currently “in-the-money”.

The Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

7

Miranda Gold Corp.
Management Discussion and Analysis
for the six months ended February 28, 2015

Transactions with Related Parties

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited (“GO”)	Consulting as CFO, Corporate Secretary, corporate compliance services and financial reporting

Mine Development Associates (“MDA”)	Geology & geo-technical consulting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

	Three months ended		Six months ended
	February 28, 2015	February 28, 2014	February 28, 2015	February 28, 2014
Consulting fees - GO	$30,948	$29,757	$61,895	$59,514
Consulting fees - MDA	1,746	-	1,746	-
Office and general expenses	919	1,877	2,559	2,882
Total	$33,613	$31,634	$66,200	$62,396

Advances held by employees in the USA at February 28, 2015, amounted to $5,001 (August 31, 2014 - $4,349) and accounts payable and accrued liabilities to related parties at February 28, 2015, amounted to $32,782 (August 31, 2014 - $34,773).

A director and officer of the Company holds a 10% interest in Nevada North Resources (USA) Inc.’s interest in the Red Hill property lease.

The Company and Red Eagle were related parties in fiscal 2014 and early 2015, in that they had directors in common, being Ken Cunningham and Ian Slater.

8

Miranda Gold Corp.
Management Discussion and Analysis
for the six months ended February 28, 2015

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed above, during the six months ended February 28, 2015 and 2014 were as follows:

	Three months ended		Six months ended
	February 28, 2015	February 28, 2014	February 28, 2015	February 28, 2014
Consulting fees	$32,694	$29,757	$63,641	$59,514
Salaries and directors fees (1)	116,826	103,122	234,099	205,771
Share based compensation	7,008	9,726	94,755	56,120
Total	$156,528	$142,605	$392,495	$321,405

(1) – a portion of Joseph Hebert’s salary is included in exploration and evaluation expenditures

Future Canadian Accounting Standards

Refer to Note 3 of the Financial Report. The Company has not applied any of the future and revised IFRS detailed therein, all of which have been issued but are not yet effective at the date of this MD&A.

Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	February 28, 2015	August 31, 2014
Cash	FVTPL	$3,341,667	$4,181,125
Amounts receivable	Loans and receivables	156,626	343,205
Marketable securities	Available-for-sale	164,250	160,400
Advances	Loans and receivables	21,164	22,949
Accounts payable and accrued liabilities	Other liabilities	217,561	208,012

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

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Miranda Gold Corp.
Management Discussion and Analysis
for the six months ended February 28, 2015

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair value of marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at February 28, 2015
	Level 1	Level 2	Level 3
Cash	$3,341,667	$-	$-	$3,341,667
Available-for-sale securities	164,250	-	-	164,250
Total	$3,505,917	$-	$-	$3,505,917

Risk management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk
Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government. The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk
Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)
Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant.

(b)
Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management believes the foreign exchange risk related to currency conversions could be significant in this market, however, it does not hedge its foreign exchange risk.

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Miranda Gold Corp.
Management Discussion and Analysis
for the six months ended February 28, 2015

Balances at February 28, 2015, are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	318,911	117,582,343	457,525
Amounts receivable	116,291	-	145,398
Advances and deposits	4,000	32,326,581	21,164
	439,202	149,908,924	624,087
Accounts payable and accrued liabilities	(100,056)	(83,053,572)	(166,627)
Net foreign currency monetary assets	339,146	66,855,352	457,460

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $45,700 in the period.

(c)
Commodity Price Risk: While the value of the Company’s mineral resource properties are related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

(d)
Publicly-traded Securities Price Risk: Publicly-traded securities price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or currency risk. The Company is exposed to publicly-traded securities price risk related to its holdings in marketable securities. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in these prices will not occur.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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Miranda Gold Corp.
Management Discussion and Analysis
for the six months ended February 28, 2015

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities require significant cash expenditures. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Information concerning risks specific to the Company and its industry, which are required to be included in this MD&A are incorporated by reference to the Company’s Annual Information Form filed on Form 20-F for the year ended August 31, 2014, dated as of December 16, 2014, in the section entitled “ITEM 3 KEY INFORMATION, D. Risk Factors”.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration and evaluation assets are described in Note 10 to the Financial Report.

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance as at February 28, 2015	74,140,252	20,835,800	6,502,500
Balance as of the date of this MD&A	74,140,252	20,835,800	6,502,500

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

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